UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Trading Halt Imposed by Nasdaq

On November 26, 2025, the Nasdaq Stock Market LLC (“Nasdaq”) announced that trading in the securities of Charming Medical Limited (the “Company”) has been halted pending the Company’s provision of certain additional information requested by Nasdaq. According to Nasdaq’s public announcement, trading will remain halted until the Company has fully satisfied Nasdaq’s request for such information.

As previously disclosed, on November 11, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the Company’s securities for the period from 4:00 a.m. ET on November 12, 2025 through 11:59 p.m. ET on November 25, 2025. The SEC’s order is available at: https://www.sec.gov/files/litigation/suspensions/2025/34-104176.pdf.

On November 12, 2025, the Company received an initial information request from Nasdaq in connection with the SEC suspension. Following the Company’s prior Form 6-K filing on November 13, 2025, the Company promptly provided Nasdaq with the requested information. Should the Company receive any additional requests, it will address them in due course.

The Company is fully committed to cooperating fully with the SEC, Nasdaq, and other regulatory authorities as necessary. The Company’s ongoing business operations remain normal, and there has been no material change to the Company’s business operations or financial position as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: November 28, 2025	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and
Chairman of the Board

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